Exhibit 12.1

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months
	Ended
	March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Income (loss) from continuing operations before adjustment or non controlling interest	(4,473)	(14,027)	(39,288)	(48,665)	(18,429)	(3,472)
Add back:
Fixed Charges	3,985	11,581	40,679	44,676	13,279	—
Distributed income of equity investees	—	—	—	—	—	—
Deduct:	—	—	—	—	—	—
Equity in (earnings) loss of equity investees	—	—	(230)	85	(175)	589
Capitalized interest	—	—	—	—	—	—
Earnings as Defined	(488)	(2,446)	1,161	(3,904)	(5,325)	(2,883)

Fixed Charges
Interest including amortization of deferred financing fees	3,985	11,581	40,679	44,676	13,279	—
Capitalized interest	—	—	—	—	—	—
Interest portion of rent expense	—	—	—	—	—	—
Fixed Charges	3,985	11,581	40,679	44,676	13,279	—
Ratio of Earnings to Fixed Charges	(a)	(a)	(a)	(a)	(a)	(a)
Preferred dividends	956	723	—	—	—	—
Combined Fixed Charges and Preferred Dividends	4,941	12,304	40,679	44,676	13,279	—
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	-0.10	-0.20	0.03	-0.09	-0.40	n/a
	(b)	(b)	(b)	(b)	(b)	(b)

(a) Due to the loss from continuing operations, the ratio coverage was less than 1:1 for the three months ended March 31, 2018 and the years ended December 31, 2017, 2016, 2015, 2014 and 2013. We would have needed to generate additional earnings from continuing operations of $4.5 million, $14 million, $39.5 million, $48.6 million, $18.6 million and $2.9 million for the three months ended March 31, 2018, and the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively to achieve a coverage ratio of 1:1.

(b) Due to the loss from continuing operations, the ratio coverage was less than 1:1 for the three months ended March 31, 2018 and the years ended December 31, 2017, 2016, 2015, 2014 and 2013. We would have needed to generate additional earnings from continuing operations of $5.4 million, $14.8 million, $39.5 million, $48.6 million, $18.6 million and $2.9 million for the three months ended March 31, 2018, and the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively to achieve a coverage ratio of 1:1.